Filed Pursuant to Rule 424(b)(3)
Registration No. 333-136804

SUPERFUND GREEN, L.P. — SERIES A AND SERIES B SUPPLEMENT
DATED APRIL 16, 2010 TO PROSPECTUS DATED NOVEMBER 24, 2009
MARCH 2010 PERFORMANCE UPDATE

			Total NAV	NAV per Unit
	March 2010	Year to Date	3/31/2010	3/31/2010

Series A	14.41%	+5.22%	$37,160,503	$1,425.15
Series B	22.85%	+7.75%	$55,564,220	$1,567.43

*	All performance is reported net of fees and expenses

Fund results for March 2010:

The Fund saw excellent results in the equities sector as global stock markets throughout the world surged in March. Pressure mounted on investors and fund managers to leave the safety of U.S. treasuries and participate in the equity rally. European stocks outperformed despite the weakening euro, a downgrade of Portugal’s debt, and a lack of resolution to Greece’s problems. Rising business confidence in Germany propelled the DAX to a gain of 9.7%, while Italy’s MIB40 (+8.5%), Spain’s IBEX (+4.8%), and Poland’s WIG20 (+12.6%), followed the lead. In Asia, Japan’s Nikkei (+10.3%) broke out to the upside as exporters benefitted from the weaker yen while China’s H-Share Index finished with a 7.5% gain despite ongoing government attempts to moderate growth. Equities in the U.S. had a solid month as the passage of the massive healthcare bill removed political uncertainty. Improving employment and consumer spending also contributed to new highs for the Nasdaq (+7.7%), S&P 500 (+6.0%), and Dow Jones Industrial Average (+5.3%). A mixture of long and short stock indices futures positions produced gains.

The Fund continued to experience significant gains from its energy positions as global economic strength propelled crude oil demand expectations higher while warm weather and inflated inventories extended the downtrend in natural gas prices. Overall strength in equities and progress between the IMF and EU to aid Greece’s debt problem, sent front-month crude oil prices above $83 per barrel. Front-month crude oil futures finished up 4.7% on the month. Conversely, front-month natural gas futures traded below the 200-day moving average, further solidifying bearish sentiment as production increased and demand waned. The natural gas supply appears poised to increase as current inventories moved to 8% above the five-year average. Meanwhile, the U.S. increased the number of natural gas rigs to 941, up 16% from a year earlier. These factors, combined with a mild weather forecast, sent front-month natural gas 19.6% lower on the month. The fund’s mixture of long and short energies positions resulted in gains during March.

The Fund also experienced solid results in its long metals positions as base metals surged despite the stronger U.S. dollar. London copper finished 8.4% higher as exchange inventories fell for most of the month. Strong U.S. employment figures, the onset of the construction season in the northern hemisphere, and heavy Chinese imports pushed copper prices to new highs for the year. Meanwhile, London nickel (+17.9%) rose to its highest level since June of 2008 as production problems in Australia and estimates that demand may exceed production by over 20,000 tons this year combined to support values. A revolutionary shift in favor of miners to quarterly market pricing for iron ore supported values as well. The Fund’s allocation to June Comex gold futures finished the month near unchanged as the strong U.S. dollar capped gains in the U.S. However, in euro and pound terms, gold established all-time highs as sovereign debt concerns prompted investors in the region to seek the safety of the precious metal. This led our long positions to an overall gain for this sector.

Other market sectors did not reveal significant trends and did not have a significant influence on this month’s overall positive performance.

For the month of March 2010, Series A gained 14.41% and Series B gained 22.85%, net of all fees and expenses.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPERFUND GREEN, L.P. — SERIES A
MARCH 2010 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended March 31, 2010)

STATEMENT OF INCOME

March 2010

Investment income, interest	$1,095

Expenses
Management fee	57,625
Ongoing offering expenses	31,149
Operating expenses	4,672
Selling Commissions	124,595
Other expenses	1,177
Incentive fee	—
Brokerage commissions	90,125

Total expenses	309,343

Net investment gain (loss)	(308,248)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	1,383,509
Net change in unrealized appreciation (depreciation) on futures and forward contracts	3,604,429

Net gain(loss) on investments	4,987,938

Net increase (decrease) in net assets from operations	$4,679,690

STATEMENT OF CHANGES IN NET ASSET VALUE

March 2010

Net assets, beginning of period	$32,177,176

Net increase (decrease) in net assets from operations	4,679,690
Capital share transactions
Issuance of shares	912,891
Redemption of shares	(609,254)

Net increase(decrease) in net assets from capital share transactions	303,637
Net increase(decrease) in net assets	4,983,327

Net assets, end of period	$37,160,503

NAV Per Unit, end of period	$1,425.15

SUPERFUND GREEN, L.P. — SERIES B
March 2010 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended March 31, 2010)

STATEMENT OF INCOME

March 2010

Investment income, interest	$1,539

Expenses
Management fee	86,164
Ongoing offering expenses	46,575
Operating expenses	6,986
Selling Commissions	186,301
Other expenses	1,417
Incentive fee	—
Brokerage commissions	191,828

Total expenses	519,271

Net investment gain(loss)	(517,732)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	2,663,104
Net change in unrealized appreciation (depreciation) on futures and forward contracts	8,189,218

Net gain(loss) on investments	10,852,322

Net increase (decrease) in net assets from operations	$10,334,590

STATEMENT OF CHANGE IN NET ASSET VALUE

March 2010

Net assets, beginning of period	$45,720,472

Net increase (decrease) in net assets from operations	10,334,590
Capital share transactions
Issuance of shares	425,884
Redemption of shares	(916,726)

Net increase (decrease) in net assets from capital share transactions	(490,842)
Net increase(decrease) in net assets	9,843,748

Net assets, end of period	$55,564,220

NAV Per Unit, end of period	$1,567.43

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/  Nigel James
Nigel James, President
Superfund Capital Management, Inc.
General Partner
Superfund Green, L.P.